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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                     SEC File Number: 000-51858
                                                     Cusip Number: N/A

            (CHECK ONE): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: December 31, 2005


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

                       ATEL CAPITAL EQUIPMENT FUND XI, LLC
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

     600 California Street, 6th Floor, San Francisco, California 94108-2733
      (Address of Principal Executive Office, Street and Number) (Zip Code)


                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is requesting an extension for the filing of the Annual Report on Form 10-K for the period ended December 31, 2005 because the Company does not have all information necessary to complete the required financial reports by March 31, 2006. The Company will file the Annual Report on Form 10-K for the period ended December 31, 2005 with completed financial statements on or before the extended due date of April 17, 2006.



                           PART IV. OTHER INFORMATION

        (1) The name and telephone number of the person to contact in regard to this notification is Mr. Pari Choksi at
                  (415) 989-8800.

        (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

                  / X / Yes       /  / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  /  / Yes       / X / No


     The Registrant, ATEL Capital Equipment Fund XI, LLC, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:   March 31, 2006
                              ATEL Capital Equipment Fund XI, LLC
                              By ATEL Financial Services, LLC,
                              Manager of Registrant

                              By:  /s/ PARITOSH K. CHOKSI
                                   ---------------------------------
                                   Paritosh K. Choksi, Executive Vice President, Chief Financial Officer and Chief Operating Officer